UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JERRICK MEDIA HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

476496104

(CUSIP Number)

Christopher P. Gordon

c/o Jerrick Media Holdings, Inc.

202 S Dean Street

Englewood, NJ 07631

(201) 258-3770

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 28, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Christopher P. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,555,246
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,555,246
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,555,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.1%
14	TYPE OF REPORTING PERSON* IN

2

Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of Jerrick Media Holdings, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 202 S. Dean Street, Englewood, New Jersey 07631.

Item 2 Identity and Background

The Statement is being filed by Christopher P. Gordon (“Mr. Gordon”). Mr. Gordon is an individual with an address at 1017 NW Grand Boulevard, Oklahoma City, OK 73118.

During the last five years Mr. Gordon has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Mr. Gordon acquired beneficial ownership of the reported 10,555,246 shares of the Company’s common stock as follows:

On November 18, 2015 Mr. Gordon was issued 5,000 shares of the Company’s Series “A” Preferred Stock, which converts into 3,048,316 shares of the Company’s Common Stock and warrants to purchase 1,000,000 shares of the Company’s Common Stock at $.20 per share in consideration for $500,000.

On November 18, 2015 Mr. Gordon was issued warrants to purchase 200,000 shares of the Company’s Common Stock at $.20 per share as consideration for his agreement to amend the terms of 5000 shares of Series “A” Preferred Stock.

On December 21, 2015 Mr. Gordon was issued 5,000 shares of the Company’s Series B Preferred Stock, which converts into 2,540,263 shares of the Company’s Common Stock and warrants to purchase 833,334 shares of the Company’s Common Stock at $.20 per share in consideration for $500,000.

On August 18, 2016 Mr. Gordon was issued 666,666 shares of the Company’s Common Stock and warrants to purchase 333,333 shares of the Company’s Common Stock at $.20 per share in consideration for $250,000.

On October 13, 2016 Mr. Gordon was issued warrants to purchase 50,000 shares of the Company’s Common Stock at $.20 per share in consideration for the purchase of a $50,000 Promissory Note.

On November 22, 2016 Mr. Gordon was issued a Promissory Note convertible into 750,000 shares of the Company’s common stock and warrants to purchase 750,000 shares of the Company’s Common Stock at $.30 per share in consideration for $225,000.

3

On December 20, 2016 Mr. Gordon was issued a Promissory Note convertible into 166,667 shares of the Company’s common stock and warrants to purchase 166,667 shares of the Company’s Common Stock at $.30 per share in consideration for $50,000.

On January 21, 2017 Mr. Gordon was issued warrants to purchase 50,000 shares of the Company’s Common Stock at $.30 per share in consideration for the purchase of a $50,000 Promissory Note.

Item 4 Purpose of Transaction.

Mr. Gordon does not have any current plans or proposals which relate to or would result in: (a) the acquisition by Mr. Gordon of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Gordon beneficially owns 10,555,246 shares of the issued and outstanding common stock of the Company. Such amount represents 24.1% of the total issued and outstanding shares of the Company’s common stock as of the date hereof.

(b) Mr. Gordon holds sole voting and dispositive power over the Shares as issued to him.

(c) Other than disclosed below, there were no transactions by Mr. Gordon in the Issuer’s Common Stock during the last 60 days:

None

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Gordon.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

With the exception of the agreements disclosed in Item 3 above, to the knowledge of Mr. Gordon, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Gordon and/or any other person, with respect to any securities of the Company.

Item 7 Material to be Filed as Exhibits.

Not applicable.

4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2017

/s/ Christopher P. Gordon
Christopher P. Gordon

5